# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)
- Wafic Rida Said (CIK 0001769005): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 8, 2026, the Reporting Persons sent an open letter (the "May 8, 2026 letter") to the independent directors of the Board of Directors (the "Board") of the Issuer informing them that they should pause all efforts to sell individual hotel assets and that ASIL intends to seek to elect new directors at the Issuer's 2026 Annual Meeting of Stockholders (the "Annual Meeting"). The Reporting Persons lack confidence that this Board can fulfill its complex duties or act with fidelity on behalf of public shareholders. In the Reporting Persons' view, the Issuer's past election results reflect a lack of shareholder trust and confidence in the Board's independent oversight and prudential judgment. As such, the Reporting Persons believe shareholders should have an opportunity to elect new directors to the Board. The Reporting Persons indicated their intention to nominate candidates to the Board at the upcoming Annual Meeting.

The foregoing summary of the May 8, 2026 letter does not purport to be complete and is subject to, and qualified in its entirety by, the May 8, 2026 letter, a copy of which is attached here as Exhibit 7 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Letter, dated May 8, 2026, from Wafic Rida Said to the Independent Members of the Board of the Issuer

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (05/08/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (05/08/2026)